UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

Auto Data Network, Inc.

-----------------------------

(Name of Issuer)

Common Stock, $.001 Par Value per share

------------------------------------------------

(Title of Class of Securities)

05270Q104

-------------

(CUSIP Number of Class of Securities)

Wynnefield Partners Small Cap Value, L.P.

450 Seventh Avenue, Suite 509

New York, New York 10123

Attention: Mr. Nelson Obus

--------------------------------

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copy to:

Shahe Sinanian, Esq.

Greenberg Traurig, LLP

200 Park Avenue

New York, New York 10166

(212) 801-9200

August 28, 2006

------------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

(continued on following pages)

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CUSIP No. 05270Q104 13D Page 2 of 13 Pages

1.	NAME OF REPORTING PERSONS: Wynnefield Partners Small Cap Value, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3688497
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
	NUMBER OF SHARES	7.	SOLE VOTING POWER 1,736,900 shares (See Item 5)
	BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0- (See Item 5)
	EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,736,900 shares (See Item 5)
	WITH	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,736,900 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

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CUSIP No. 05270Q104 13D Page 3 of 13 Pages

1.	NAME OF REPORTING PERSONS: Wynnefield Small Cap Value Offshore Fund, Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
	NUMBER OF SHARES	7.	SOLE VOTING POWER 2,575,900 shares (See Item 5)
	BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0- (See Item 5)
	EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,575,900 shares (See Item 5)
	WITH	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,575,900 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

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CUSIP No. 05270Q104 13D Page 4 of 13 Pages

1.	NAME OF REPORTING PERSONS: Wynnefield Partners Small Cap Value, L.P. I I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3953291
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
	NUMBER OF SHARES	7.	SOLE VOTING POWER 2,406,500 shares (See Item 5)
	BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0- (See Item 5)
	EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,406,500 shares (See Item 5)
	WITH	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,406,500 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

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CUSIP No. 05270Q104 13D Page 5 of 13 Pages

1.	NAME OF REPORTING PERSONS: Wynnefield Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-4018186
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
	NUMBER OF SHARES	7.	SOLE VOTING POWER 4,143,400 shares (See Item 5)
	BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0- (See Item 5)
	EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 4,143,400 shares (See Item 5)
	WITH	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,143,400 shares (See Item 5) (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (See Item 5) (1)
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

_________________________

(1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I

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CUSIP No. 05270Q104 13D Page 6 of 13 Pages

1.	NAME OF REPORTING PERSONS: Wynnefield Capital, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
	NUMBER OF SHARES	7.	SOLE VOTING POWER 2,575,900 shares (See Item 5)
	BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0- (See Item 5)
	EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,575,900 shares (See Item 5)
	WITH	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,575,900 shares (See Item 5) (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (See Item 5) (1)
14.	TYPE OF REPORTING PERSON CO (Limited Liability Company)

_________________________

(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

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This Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D originally filed on July 24, 2006 (the “Schedule 13D,” and together with this Amendment No. 1, “Amendment No. 1”), is being filed by Wynnefield Partners Small Cap Value, L.P. (the “Partnership”), Wynnefield Partners Small Cap Value, L.P. I (the “Partnership-I”), Wynnefield Small Cap Value Offshore Fund, Ltd. (the “Fund”), Wynnefield Capital Management, LLC (“WCM”) and Wynnefield Capital, Inc. (“WCI”), with the Securities and Exchange Commission (the “Commission”), with respect to shares of common stock, $.001 par value per share, of Auto Data Network, Inc., a Delaware corporation with its principal executive offices located at 5 Centum Place, Lamberts Road, Turnbridge Wells, Kent, United Kingdom (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 2. Identity And Background.

The response to Item 2 is hereby amended and supplemented by adding thereto the following:

(d) and (e). During the five years preceding this Amendment No. 1, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source And Amount Of Funds Or Other Consideration.

The response to Item 3 is hereby amended and supplemented by adding thereto the following:

Each of the Wynnefield Group entities which directly beneficially owns Common Stock made their most recent purchases of shares of Common Stock, separately from each other, for the consideration shown in the following table:

NAME	DATE OF PURCHASE	NUMBER OF SHARES	TOTAL CONSIDERATION PAID
Partnership*	August 29, 2006	88,000	$36,051.20
Partnership - I*	August 29, 2006	122,000	$49,957.00
Fund**	August 29, 2006	140,000	$57,338.80

*WCM has an indirect beneficial ownership interest in these shares of Common Stock.

**WCI has an indirect beneficial ownership interest in these shares of Common Stock.

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No member of the Wynnefield Group has purchased any shares of Common Stock since the most recent date in the table above.

Such shares of Common Stock were paid for from the working capital of each entity in the Wynnefield Group who directly beneficially owns Common Stock. Each entity in the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

Item 4. Purposes Of Transaction.

The response to Item 4 is hereby amended and restated in its entirety by the following:

Each member of the Wynnefield Group initially acquired the shares of the Common Stock in the Issuer for its own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect.

However, the Wynnefield Group recently decided to commence communications to the Issuer's board of directors and make suggestions to the board in an effort to improve, in the opinion of the Wynnefield Group, the composition of the Issuer’s board of directors and the Issuer’s corporate governance generally.

The Wynnefield Group recommends to the board of directors of the Issuer that the board nominate additional independent members to the board to advise the Issuer as it spins off all the shares of common stock of Aftersoft Group, Inc. and sells the Issuer’s remaining assets, hire a U.S.-based legal firm that specializes in U.S. publicly listed small cap companies, and that the board immediately replace Lee Cole as the chairman of the board with Ian Warwick, CEO.

The Wynnefield Group believes that the additional independent board members and board changes would improve the fiscal performance and corporate governance of the Issuer.

Except as stated herein, the Wynnefield Group has not decided on any single or specific course or plan of action; however, each member of the Wynnefield Group reserves the right to take such actions as it deems desirable to protect or enhance the value of its investments in the Issuer. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of its shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and applicable state securities or "blue sky" laws.

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Depending on factors deemed relevant to the Wynnefield Group, including but not limited to changes in the Issuer's business, governance or financial situation, the Wynnefield Group reserves the right to formulate other plans and/or make proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in this response to Item 4 and any other actions as the Wynnefield Group, or any of them, may determine.

Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests In Securities Of The Issuer.

The response to Item 5 is hereby amended and restated in its entirety by the following:

(a) - (c) As of August 31, 2006, the Wynnefield Group beneficially owned in the aggregate 6,719,300 shares of Common Stock, constituting approximately 21.9% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 30,691,390 shares outstanding on January 14, 2005, as set forth in the Issuer's most recent report on Form 10-QSB/A for the period ended November 30, 2004 filed with the Securities and Exchange Commission on May 20, 2005). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:

Name	Number of Shares	Approximate Percentage of Outstanding Shares
Partnership*	1,763,900	5.7%
Partnership-I*	2,406,500	7.8%
Fund**	2,575,900	8.4%

*WCM has an indirect beneficial ownership interest in these shares of Common Stock.

**WCI has an indirect beneficial ownership interest in these shares of Common Stock.

WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

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Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

The filing of this Amendment No. 1 and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

To the best knowledge of the Wynnefield Group, except as described in this Amendment No. 1, none of the members of the Wynnefield Group, any person in control (ultimately or otherwise) of any member of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group, and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

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The Wynnefield Group has made purchases of shares of Common Stock during the last 60 days as follows:

Name	Date	Number of Shares	Price Per Share
Partnership	August 29, 2006	25,000	$0.37
Partnership	August 29, 2006	58,000	$0.42
Partnership	August 29, 2006	5,000	$0.33
Partnership	August 28, 2006	25,000	$0.33
Partnership	July 27, 2006	540,000	$0.49

Partnership – I	August 29, 2006	35,000	$0.37
Partnership – I	August 29, 2006	80,000	$0.42
Partnership – I	August 29, 2006	7,000	$0.33
Partnership – I	August 28, 2006	35,000	$0.33
Partnership – I	July 27, 2006	745,000	$0.49

Fund	August 29, 2006	40,000	$0.37
Fund	August 29, 2006	92,000	$0.42
Fund	August 29, 2006	8,000	$0.33
Fund	August 28, 2006	40,000	$0.33
Fund	July 27, 2006	965,000	$0.49

(d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

The response to Item 6 is hereby amended and supplemented by adding thereto the following:

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Except for the agreement described herein, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 31, 2006

<PRE>

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,

General Partner

By:	/s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC, General Partner

By:	/s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

By:	/s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus

Nelson Obus, President

\8/31/06

</PRE>

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